Exhibit 99.17

PRESS RELEASE

March 28, 1924: TotalEnergies is 100!

Paris, March 28, 2024 – Today, TotalEnergies’ 100,000 employees in 120 countries worldwide are pleased and proud to celebrate the 100th anniversary of the Company’s creation. TotalEnergies’ 100-year history tells the story of the world and energy, from the 1920s to the present day.

A bold and visionary decision

On March 28, 1924, Compagnie Française des Pétroles was founded in France, a country without any oil. This bold and visionary move marked the start of a century-long saga. To secure France’s energy supply, our company would travel to the four corners of the globe, adapting and growing throughout the century and its many technological and geopolitical upheavals.

Pioneers for 100 years

Unlike our rivals of the day, we did not have access to local resources. That is why we built our competitive advantage on international expansion and technical prowess. These two factors have shaped our pioneer spirit and our journey to this day. Over the years, we have continuously pushed back the boundaries – both technical and geographical – while also adapting to changing needs and customer expectations. This is how we accompanied the remarkable progress and development that took place in modern society during the 20th century. We also acquired additional expertise and experience by teaming up with Petrofina and Elf-Aquitaine, and more recently with Maersk Oil, Saft or Direct Energie.

Becoming a multi-energy company

While oil was the energy of the 20th century, natural gas and decarbonized power are central to the energy system of tomorrow. Natural gas is necessary to the energy transition, as a support for the rise of intermittent renewables and as a substitute for coal, which emits twice as much CO2 in power generation. TotalEnergies is currently the world’s third-largest player in liquefied natural gas (LNG). And in electricity, we are one of the most dynamic solar and wind power developers in the world. Electricity is the energy at the heart of decarbonization and the 21st century will clearly be electric.

Driving the energy transition

Since 2020, we have been resolutely implementing a transition strategy anchored around two pillars: hydrocarbons (including LNG) and electricity. We have the ambition to successfully achieve our transition and support our customers with theirs. Our challenge is to supply the world with the affordable energy required for its development while also reducing emissions. That is the "just, orderly and equitable" transition called for by COP28. Drawing on the pioneer spirit that guides us, we will continue to adjust and adapt as needed to be part of the story of energy for another 100 years!

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).